July 5, 2019

Huazhi Hu
Chairman of the Board of Directors and Chief Executive Officer
EHang Holdings Ltd
Building C, Yixiang Technology Park
No.72 Nanxiang Second Road, Huangpu District
Guangzhou, 510700
Peoples Republic of China 020-29028899

       Re: EHang Holdings Ltd
           Draft Registration Statement on Form F-1
           Filed June 10, 2019
           File No. 377-02691

Dear Mr. Hu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed June 10, 2019

Summary, page 1

1. We note the statement on page 1 that your mission is to make safe, autonomous and eco-
       friendly air mobility "accessible to everyone." You refer to PRC and US regulations, which appear to pose significant restrictions on your business model, but it is unclear to what extent your short and long term plans are to focus on a single or multiple jurisdictions. Please revise to clarify the geographic scope of your planned operations and the extent to which failure to liberalize current regulations would have a significant impact on the demand for your products. If your short or long term plans involve sales of aerial
 Huazhi Hu
EHang Holdings Ltd
July 5, 2019
Page 2
         vehicles in the US and Germany, please reconcile with the statement on page 30 that you
         "decided to exit the consumer drone market in these countries." Capitalization, page 63

2. Please update the Capitalization table as of a date no earlier than 60 days prior to the date of the document. See Item 4(a) of Form F-1 and Item 3(b) of Form 20-F. Management's Discussion and Analysis, page 76

3. Please revise page 87 and where appropriate to clarify the material impact of the
         PRC requirement to "fund certain statutory reserve funds." For example, please quantify your status with respect to the 50% of registered capital requirement and clarify the impact this has on your liquidity.
Business, page 99

4. We note the statement on page 14 that "regulations do not currently permit the commercial use of our passenger-grade AAVs." Please revise "commercialization status"
         on page 102 and relevant disclosure in MD&A to clarify (1) how regulations currently affect the nature of your existing sales and (2) the extent to which regulations must be revised in order for you to implement your business model. In this regard, it appears that a significant percentage of your contracts contain conditions or provisions whereby you or the customer must obtain regulatory approval before you recognize substantially all revenue under the contract. Your revised disclosure should clarify the extent to which your sales are conditioned on changes to regulations and the expected timeline for any such changes.
5. We note the reference on page 147 to your disclosure here regarding your contractual agreements with the VIE and shareholders. Please revise to provide complete disclosure of the material terms. For example, please disclose the amounts of outstanding loans. See
         Item 7.B. of Form 20-F.
Management
Compensation of Directors and Executive Officers, page 143

6. Please disclose the amount of compensation paid on an individual basis to your directors and executive officers to the extent required by the home country or otherwise disclosed.
         See Item 4(a) of Form F-1 and Item 6(b) of Form 20-F.
Principal and Selling Shareholders, page 145
FirstName LastNameHuazhi Hu
Comapany NameEHang Holdings Ltdshareholders have different voting rights, or an appropriate
7.      Please state whether the major
July 5, negative statement. See Item 4(a) of Form F-1 and Item 7(a)(1)(c) of Form 20-F.
        2019 Page 2
FirstName LastName
 Huazhi Hu
FirstName LastNameHuazhi Hu
EHang Holdings Ltd
Comapany NameEHang Holdings Ltd
July 5, 2019
Page 3
July 5, 2019 Page 3
FirstName LastName
Exhibits

8. Please file the employment agreements and indemnification agreements that you have entered into with you executive officers and directors. See Instruction 4(c) to Exhibits on
         Form 20-F.
9. We note the description on pages 17 and F-27 of your relationship with a U.S.
         Biotechnology customer. Please file the contracts with this customer under Item 8 of
         Form F-1. Please also advise us whether the arrangements with the Yonghui Group and
         DHL are material contracts under Item 8.
General

10. Please provide a copy of the Frost & Sullivan report and advise us of the page numbers where information appears supporting the statements you make in the prospectus, for example in the second to last paragraph on page 3.
       You may contact Melissa Gilmore at 202-551-3777 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Transportation and Leisure
cc:      Will Cai